HONDO MINERALS CORPORATION
15303 N. Dallas Parkway, Suite 1050
Addison, Texas 75001

October 16, 2013

Raj Rajan
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:          Hondo Minerals Corporation
Amendment No. 3 to Form 10-K for the Fiscal Year Ended July 31, 2012
Filed September 24, 2013
Response submitted September 24, 2013
File No. 000-54326

Dear Mr. Rajan:

Hondo Minerals Corporation, a Nevada corporation (the “Company”) has received and reviewed your letter of October 1, 2013 pertaining to the Company’s Amendment No. 3 to Form 10-K for the Fiscal Year Ended July 31, 2012 filed on September 24, 2013 with the Securities & Exchange Commission (the “Filing”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 1, 2013.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended July 31, 2012

Analysis of the Company’s Materials, page 16

1.
We note your response to comment 2 from our letter dated September 3, 2013 and we reissue the comment. If you are unable to supplementally provide the sampling data that is referenced in your filing, please revise to remove the information from your disclosure.

RESPONSE:  The Filing has been revised to remove this information.

2.
We note your response to comment 3 from our letter dated September 3, 2013. Considering you have not verified the Table 1 sample data and you are unsure if the samples are in-place tailings material or were concentrated prior to analysis, please revise to remove Table 1 and the associated information from your disclosure.

RESPONSE:  The Filing has been revised to remove Table 1 and the associated information.

3.
We note your response to comment 4 from our letter dated September 3, 2013. Please tell us the basis for continuing to describe the fire assay process when you have not performed fire assays on your samples. For example, on page 16 of your amended filing you describe fire assay conversions.

RESPONSE:  The Filing has been revised to remove the description of the fire assay conversions. We continue to disclose the fire assay process in the Filing to explain the different methods used to determine the chemical composition of mineralized material.  The only language pertaining to fire assays in the Filing is as follows:

“A metallurgical assay is a compositional analysis of a mineralized material, metal or alloy. For centuries, the fire assay (cupellation) has been the accepted assay technique for precious metals, however the fire assay process is time consuming and complex (as of the date of this Report, we have not performed any fire assays).”

HONDO MINERALS CORPORATION

4.
We note your response to comment 5 from our letter dated September 3, 2013. Considering you are unable to provide independent third party sample test results, please revise throughout to include disclosure such that investors clearly understand that internal and third party verification of your process and property has not been performed and all work is exploratory in nature.

RESPONSE:  We have revised the Filing throughout to state that internal and third party verification of our process and property have not been performed and all work is exploratory in nature.

5.
It appears that limited exploration work has been performed on your property. Please substantially revise your disclosure to add significant weight to the fact that limited work has been performed on your property and that there is no assurance that the tailings materials or other materials on your property contain recoverable metals.

RESPONSE:   We have revised the Filing to state that limited work has been performed on our property and that there is no assurance that a commercially viable mineral deposit exists on any of our properties.

6.	As an exhibit to your filing please include consent from Howard Metzler, Ralph Page, Dick Wullaert, Rich Lundin, Thomas Burk, and Rhena Drury for the use of their name and/or work in your filing.

RESPONSE:  We have revised the Filing to remove all references to Howard Metzler, Ralph Page, Dick Wullaert, Rich Lundin, Thomas Burk and Rhena Drury and their work performed on our properties.  Thomas Burk was hired as a sub-contractor for and worked at the direction of Advanced Natural Technology Services (“ANTS”), which was managed by Rhena Drury.  ANTS was a former consultant to the Company.  All records, materials and work product prepared by Thomas Burk and by ANTS is in the possession of ANTS.

Recent Developments, page 18

7.
We note your disclosure indicating that you have processed commercial quantities of pregnant leach solution using the ELeach process. Please describe the term commercial quantities and tell us how you have made the determination that the solution is a pregnant solution.

RESPONSE:  We have revised the Filing to remove the reference to “commercial quantities,” and to include the following language:

“On January 5, 2012 the Company announced preliminary success with its processing facility at the Tennessee Mine. The Company processed pregnant leached solution (PLS) using its exclusive ELeach process. If the material being leached in the ELeach solution contains metals, a chemical reaction occurs.    Once the chemical reaction begins to subside or slows down and becomes relatively stable, we know that the leaching is complete or near complete and that the metals are now contained in the solution.”

In connection with the Company’s responding to the comments set forth in the October 1, 2013 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ William R. Miertschin
William R. Miertschin
Chief Executive Officer

HONDO MINERALS CORPORATION